UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Plastron Acquisition Corp. I
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                      None.
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                                 (CUSIP Number)

                             Clifford W. Chapman Jr.
                                10 Warren Avenue
                              Spring Lake, NJ 07762
                                 (703) 622-6210
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 13, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None.
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Clifford W. Chapman Jr.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (SEE INSTRUCTIONS) (See item 3)

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
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               7    SOLE VOTING POWER

                    400,000
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  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           400,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     400,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
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Item 1. Security and Issuer.

      This Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock") of Plastron Acquisition Corp. I, whose principal executive offices are located at c/o Clifford W. Chapman Jr., 712 Fifth Avenue, New York, New York 10019 (the "Issuer").

Item 2. Identity and Background.

      (a) The name of the reporting person is Clifford W. Chapman Jr. (the "Reporting Person").

      (b) The address of the Reporting Person is 10 Warren Avenue, Spring Lake, NJ 07762.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Managing Director/ Head of Investment Banking of Broadband Capital Management, LLC, located at 712 Fifth Avenue, New York, New York 10019.

      (d) The Reporting Person has not been convicted in any criminal proceedings during the last five years (excluding traffic violations or similar misdemeanors).

      (e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Person purchased 400,000 shares of Common Stock directly from the Issuer for an aggregate purchase price of $6,000. The source of funding for this purchase was through personal funds.

Item 4. Purpose of Transaction.

      The Reposting Person acquired 400,000 shares of Common Stock as a private investment.

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns an aggregate of 400,000 shares of Common Stock, representing 20% of the outstanding shares of Common Stock (based upon 2,000,000 shares of Common Stock currently outstanding).

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 400,000 shares of Common Stock owned by the Reporting Person.

      (c) The 400,000 shares of Common Stock reported herein were acquired by the Reporting Person effective March 1, 2006.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 400,000 shares of Common Stock owned by the Reporting Person.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7. Material to Be Filed as Exhibits.

      None.

                                   Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  July 17, 2007


                                  /s/ Clifford W. Chapman Jr.
                                  ---------------------------
                                  Clifford W. Chapman Jr.